UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Enbridge Pipelines Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Enbridge Inc.

(Name of Person(s) Furnishing Form)

6.55% MEDIUM TERM NOTE DEBENTURES DUE NOVEMBER 17, 2027

6.05% MEDIUM TERM NOTE DEBENTURES DUE FEBRUARY 12, 2029

3.52% MEDIUM TERM NOTE DEBENTURES DUE FEBRUARY 22, 2029

6.50% MEDIUM TERM NOTE DEBENTURES DUE JUNE 11, 2029

2.82% MEDIUM TERM NOTE DEBENTURES DUE MAY 12, 2031

5.08% MEDIUM TERM NOTE DEBENTURES DUE DECEMBER 19, 2036

5.35% MEDIUM TERM NOTE DEBENTURES DUE NOVEMBER 10, 2039

5.33% MEDIUM TERM NOTE DEBENTURES DUE APRIL 6, 2040

4.55% MEDIUM TERM NOTE DEBENTURES DUE AUGUST 17, 2043

4.55% MEDIUM TERM NOTE DEBENTURES DUE SEPTEMBER 29, 2045

4.13% MEDIUM TERM NOTE DEBENTURES DUE AUGUST 9, 2046

4.33% MEDIUM TERM NOTE DEBENTURES DUE FEBRUARY 22, 2049

4.20% MEDIUM TERM NOTE DEBENTURES DUE MAY 12, 2051

5.82% MEDIUM TERM NOTE DEBENTURES DUE AUGUST 17, 2053

(Title of Class of Subject Securities)

46065ZAE7

29250ZAC2

29250ZAX6

29250ZAD0

29250ZAZ1

29250ZAG3

29250ZAJ7

29250ZAM0

29250ZAR9

29250ZAU2

29250ZAW8

29250ZAY4

29250ZBA5

29250ZBB3

(CUSIP Number of Class of Securities (if applicable))

David Taniguchi

Vice President, Legal & Corporate Secretary

Enbridge Inc.

200, 425 - 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

Telephone Number: 1-403-231-3900

with a copy to:

Catherine M. Clarkin

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone Number: (212) 558-4000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 25, 2026

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 1 to Form CB is being furnished by Enbridge Inc. (“Enbridge”), a corporation governed by the laws of Canada, in connection with (i) the meeting (the “Meeting”) of the holders of issued and outstanding 6.55% medium term note debentures due November 17, 2027, 6.05% medium term note debentures due February 12, 2029, 3.52% medium term note debentures due February 22, 2029, 6.50% medium term note debentures due June 11, 2029, 2.82% medium term note debentures due May 12, 2031, 5.08% medium term note debentures due December 19, 2036, 5.35% medium term note debentures due November 10, 2039, 5.33% medium term note debentures due April 6, 2040, 4.55% medium term note debentures due August 17, 2043, 4.55% medium term note debentures due September 29, 2045, 4.13% medium term note debentures due August 9, 2046, 4.33% medium term note debentures due February 22, 2049, 4.20% medium term note debentures due May 12, 2051, and 5.82% medium term note debentures due August 17, 2053 (collectively, the “EPI Notes”) of Enbridge Pipelines Inc., a corporation governed by the laws of Canada (“EPI”), to facilitate the proposed exchange of the EPI Notes for an equal principal amount of newly issued medium term notes of Enbridge (collectively, the “Enbridge Notes”) having financial terms that are the same as the financial terms of the EPI Notes and which will be unconditionally guaranteed by Spectra Energy Partners, LP and Enbridge Energy Partners, L.P. and (ii) the proposed exchange of the EPI Notes for the Enbridge Notes in the manner, and subject to the conditions to completion, described in the Circular (as defined below).

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents have been published in the home jurisdiction of Enbridge and EPI and are attachments to this Form CB:

Appendix A:	Management Information Circular and Consent Solicitation Statement with respect to Proposed Amendments to the Trust Indenture Governing the EPI Notes (the “Circular”).*

Appendix B:	Consent and Proxy Form for the Meeting.*

Appendix C:	Press Release of Enbridge and EPI, dated May 25, 2026.*

Appendix D:	Investor presentation, dated May 25, 2026.*

Appendix E:	Press Release of Enbridge and EPI, dated June 10, 2026.

*            Previously furnished to the Securities and Exchange Commission (“SEC”) on Form CB on May 26, 2026.

(b)

Not Applicable.

Item 2. Informational Legends

Legends complying with Rule 802(b) under the Securities Act of 1933, as amended, have been included in the documents referred to in Item 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Index

2.1	The Annual Report on Form 10-K of Enbridge in respect of the financial year ended December 31, 2025 (incorporated by reference to Enbridge’s Annual Report on Form 10-K filed with the SEC on February 13, 2026).

2.2	The Quarterly Report on Form 10-Q of Enbridge for the quarter ended March 31, 2026 (incorporated by reference to Enbridge’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026).

2.3	The Management Information Circular of Enbridge dated March 3, 2026 relating to the annual meeting of the shareholders of Enbridge held on May 6, 2026 (incorporated by reference to Exhibit 99.1 to Enbridge’s Current Report on Form 8-K filed with the SEC on March 10, 2026).

2.4*	Consolidating summary financial information for Enbridge as at and for the years ended December 31, 2025 and 2024.

2.5*	Consolidating summary financial information for Enbridge as at and for the three months ended March 31, 2026 and 2025.

*	Previously furnished to the SEC on Form CB on May 26, 2026.

PART III — CONSENT TO SERVICE OF PROCESS

Enbridge filed an irrevocable consent and power of attorney on Form F-X with the SEC on May 26, 2026. Enbridge will promptly communicate any change in the name or address of the agent for service to the SEC by amendment of the Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Enbridge Inc.
Filer

By:	/s/ David Taniguchi
	Name:	David Taniguchi
	Title:	Vice President, Legal & Corporate Secretary
	Date:	June 10, 2026

Appendix E

NEWS RELEASE

Enbridge Inc. and Enbridge Pipelines Inc. Announce Noteholder Approval of Proposed Debt Exchange Transaction

CALGARY, June 10, 2026 - Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge) and its wholly owned subsidiary Enbridge Pipelines Inc. (EPI) today announced that EPI has successfully obtained approval for the previously announced transaction to exchange all outstanding series of EPI’s medium term notes debentures (EPI Notes) for an equal principal amount of newly issued medium term notes of Enbridge (Enbridge Notes), having financial terms that are the same as the financial terms of the EPI Notes (the Note Exchange Transaction).

By the consent deadline of June 10, 2026 (Consent Deadline), EPI received sufficient valid written consents from the holders (EPI Noteholders) of EPI Notes to pass an extraordinary resolution approving the Note Exchange Transaction (Note Exchange Resolution). With more than 75% of the total principal amount of outstanding EPI Notes consented in favour, the meeting of EPI Noteholders scheduled for June 25, 2026 is no longer required and has been cancelled.

It is anticipated that the Note Exchange Transaction will be completed on or about June 16, 2026. Following completion of the Note Exchange Transaction, the applicable amendment review fees, as disclosed in the management information circular and consent solicitation statement of EPI dated May 25,2026, will be paid to EPI Noteholders that delivered valid written consent and proxy forms consenting to / voting for or withholding consent / voting against the Note Exchange Resolution by the Consent Deadline.

Enbridge and EPI thank EPI Noteholders for their participation in this process.

For any questions concerning the Consent and Proxy Solicitation Process and the Note Exchange Transaction, EPI Noteholders may continue to contact BMO Capital Markets as solicitation agent by telephone at 1-416-359-6359 or toll-free at 1-833-418-0762 or by email at liabilitymanagement@bmo.com.

NOTICE TO EPI NOTEHOLDERS IN THE UNITED STATES

The Enbridge Notes to be issued in connection with the Note Exchange Transaction have not been registered under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act) and are being issued pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

The Note Exchange Transaction described in this press release is made for the securities of a Canadian corporation. The Note Exchange Transaction is subject to the disclosure requirements of Canada, and EPI Noteholders in the United States (U.S. EPI Noteholders) should be aware that the foregoing disclosure requirements are different from those of the United States.

It may be difficult for U.S. EPI Noteholders to enforce their rights and any claims U.S. EPI Noteholders may have arising under U.S. federal securities laws, since EPI and Enbridge are located in Canada, and many of their officers and directors are residents of Canada. U.S. EPI Noteholders may not be able to sue a Canadian corporation or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian corporation and its affiliates to subject themselves to a U.S. court’s judgment.

FORWARD-LOOKING STATEMENTS

Forward-looking information, or forward-looking statements, has been included in this news release to provide information about Enbridge and EPI, including statements with respect to: the completion of the Note Exchange Transaction, including the expected timing thereof, the terms of the Enbridge Notes to be issued to EPI Noteholders in exchange for their EPI Notes, and the amendment review fees to be paid to EPI Noteholders. This information may not be appropriate for other purposes. Although Enbridge and EPI believe that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual result, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the completion of the Note Exchange Transaction and the business and financial strength of Enbridge and EPI.

The forward-looking statements contained herein are subject to risks and uncertainties pertaining to the completion of the Note Exchange Transaction. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s and EPI’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge and EPI assume no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge, EPI or persons acting on their behalf, are expressly qualified in their entirety by these cautionary statements.

About Enbridge Inc.

At Enbridge, we safely connect millions of people to the energy they rely on every day, fueling quality of life through our North American natural gas, oil and renewable power networks and our growing European offshore wind portfolio. We're investing in modern energy delivery infrastructure to sustain access to secure, affordable energy and building on more than a century of operating conventional energy infrastructure and two decades of experience in renewable power. We're advancing new technologies including hydrogen, renewable natural gas, and carbon capture and storage. Headquartered in Calgary, Alberta, Enbridge's common shares trade under the symbol ENB on the Toronto (TSX) and New York (NYSE) stock exchanges. To learn more, visit us at enbridge.com.

None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise forms part of this news release.

About Enbridge Pipelines Inc.

EPI is primarily a transporter of western Canadian and United States crude oil, refined petroleum products and natural gas liquids. Its Canadian Mainline System transports crude oil from western Canada to the Midwest region of the United States and eastern Canada and serves all of the major refining centers in Ontario. EPI also operates the Southern Lights Canada Pipeline, which transports diluent from the Canada/United States border to western Canada, and holds investments in renewable and alternative power generation assets.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community

Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: media@enbridge.com	Email: investor.relations@enbridge.com